Exhibit 10.1

May 25, 2018

William Fodor, PhD

236 Wildcat Road

Madison, CT 06443

Dear Bill,

I am pleased to make you an offer of employment for the position of Chief Scientific Officer at Biostage, Inc. (OTCQB: BSTG). This position will report directly to Jim McGorry, CEO. Your start date will be on or before Monday, July 2, 2018. Your bi-weekly salary will be $11,730.77 paid as earned and which is the yearly equivalent of $305,000.00. Please note that all Biostage employees are required to have their bi-weekly pays direct-deposited.

I am also pleased to inform you that you will be a participant in Biostage’s Equity Incentive Plan, and that you will receive a grant of 209,286 options for common stock on the grant date. This represents a grant equivalent to 2.75% of the Company’s fully-diluted common shares outstanding of approximately 7.6 million shares. As we discussed, the grant date is still to be determined by the board of directors, but it is currently expected to be on or about May 29, 2018. The options’ exercise price will be the closing price of Biostage’s common stock on the grant date. I anticipate that your option grant will vest 50% in time-based vesting over four years and 50% based on performance measures tied to company milestones.

Biostage offers a very competitive and comprehensive benefits package including major medical (Tufts Health Plan HMO or PPO) and eye care, BCBS dental, life and disability insurance and a retirement (401K) plan with company match. I have attached a one page benefits summary for your review. Peter Chakoutis will provide you with a comprehensive benefits packet in the next day. You will also earn four weeks of vacation and six personal days.

As is standard with positions such as this, you must sign an agreement to protect and hold confidential all proprietary and confidential information regarding Biostage, any of its affiliates, its customers and employees both during and after the period of your employment. You must also acknowledge that any inventions, discoveries, processes and/or improvements developed by you in the course of your employment or in any way resulting from your employment with us remain the property of the Company exclusively.

Upon acceptance of this offer, we will formalize our arrangement with a written employment agreement. That employment agreement will provide for a defined severance period upon termination in the event your employment is terminated by the Company without “cause” or by you for “good reason”. “Cause” and “good reason” are terms that will be defined in the employment agreement, and will be in keeping with the definitions used in the Company’s other written employment agreements.

Please note this offer is contingent on a review of the results of a background check and a drug screen.

Bill, we are excited by the prospect of you joining us as a member of the Company’s senior management team.

Please acknowledge your acceptance of this offer of employment by signing and returning a copy of this letter to me. At that point, Human Resources will provide you with the necessary paperwork for completing your background check and drug screen.

/s/ Tom McNaughton	/s/ William Fodor

Tom McNaughton, CFO	William Fodor, PhD	Date June 4, 2018
Biostage, Inc.